EXHIBIT 99.15
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AT THE TRUST                  AT THE FINANCIAL RELATIONS BOARD

Karen Dickelman               Larry Stein             Georganne Palffy
Investor Relations            General Inquiries       Analyst Inquiries
312/683-3671                  312/640-6794            312/640-6768
ir@banyanreit.com




FOR IMMEDIATE RELEASE
WEDNESDAY, APRIL 5, 2000




                  BANYAN STRATEGIC REALTY TRUST DECLARES
                   FIRST QUARTER 2000 CASH DISTRIBUTION




CHICAGO, APRIL 5, 2000 - Banyan Strategic Realty Trust (Nasdaq:BSRTS) today declared a quarterly cash distribution of 12 cents per share for the first quarter ended March 31, 2000. The distribution is payable May 22, 2000 to shareholders of record as of April 21, 2000.

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that owns primarily office and flex/industrial properties. These properties are located in certain major metropolitan areas of the Midwest and Southeastern United States, including Atlanta, Georgia and Chicago, Illinois and smaller markets such as Huntsville, Alabama, Louisville, Kentucky, Memphis, Tennessee, and Orlando, Florida. The Trust's current portfolio consists of 27 properties totaling 3.5 million rentable square feet. As of this date, the Trust has 14,165,635 shares of beneficial interest outstanding.


             See Banyan's Website at http:www.banyanreit.com.


For further information regarding Banyan free of charge via fax, dial 1-800-PRO-INFO and enter "BSRTS".

























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